UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely to amend Exhibit 2 to the Form 6-K, entitled “Information in connection with the 6th issuance of debentures of Brasil Telecom S.A. for purposes of Annex 15 of CVM Instruction No. 481 dated December 17, 2009,” or the Original Exhibit 2, as furnished by Brasil Telecom S.A. to the U.S. Securities and Exchange Commission on July 14, 2011, to modify the title of the document to refer to the “7th issuance of debentures of Brasil Telecom S.A.,” as well as item “f,” relating to the payment of interest of the proposed debentures as disclosed in the Original Exhibit 2.

Brasil Telecom S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

Information in connection with the 7th issuance of debentures of Brasil Telecom S.A. (“Company”), for purposes of Annex 15 of CVM Instruction No. 481 dated December 17, 2009:

a.	Maximum amount of the issuance: R$1,000,000,000.00 (one billion reais).

b.	Series: single.

c.	Amount and face value: 100 (one hundred) non-convertible single series debentures (“Debentures”), with a face value of R$10,000,000.00 (ten million reais) per unit.

d.	Use of proceeds: The proceeds from the issuance will be used entirely for working capital and to amortize debts with maturities in 2011.

e.	Reasons for the issuance and related effects: With the proceeds from the issuance, it will be possible to accomplish the objectives described in item “d” above.

f.	Payment: (i) The face value per unit of Debentures will not be updated; and (ii) interest over the face value per unit of Debentures will accrue at the DI over extragrupo rate, which is the accumulated variation of the average daily interbank deposits rate, expressed as a percentage, calculated and disclosed on a daily basis by CETIP, in the daily report available on its website (http://www.cetip.com.br) (“DI Rate”), plus a spread of 1% per annum. Interest on the Debentures will be paid annually.

g.	Type and guarantees: The Debentures will be unsecured and guaranteed by Telemar Norte Leste S.A.

h.

Term and conditions for maturity, amortization, redemption and acceleration: The issuance will mature six (6) years from the date of the issuance. The Company may, upon its sole discretion and at any time, conduct an offer for the early redemption of the Debentures, thus cancelling such Debentures. Such offer must be made to all debenture holders, without distinction, assuring all holders equal conditions to accept the redemption of the Debentures held by them, as prescribed by the indenture, through the payment of the face value of the Debentures, plus interest accrued, calculated from the issuance date until their effective payment, with an added premium of 0.10% per annum, calculated from the effective date of the early redemption until the original maturity date. In addition, certain events will trigger the acceleration of the debentures, as agreed upon by the Company and the banks coordinating the issuance, on the basis of normal market and Company practices.

i.	Placement: The Debentures will be offered to the public with restricted distribution efforts, in accordance with CVM Instruction No. 476/09.

j.	Matters to be decided by the Board of Directors in the future: All of the conditions relating to the Debentures must be decided on by a general shareholders’ meeting, considering that, pursuant to Law No. 6,404/76, the powers to decide on or amend, if necessary, the conditions described in the second part of paragraph 1 of article 59 of Law No. 6,404/76 may be delegated to the Board of Directors of the Company.

k.	Trustee: To be determined.

l.	Risk rating: The Debentures will not be rated for risk.

m.	Secondary Market: National System of Debentures (SND – Módulo Nacional de Debêntures), administered and operated by CETIP S.A. – Balcão Organizado de Ativos e Derivativos.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer